NATIONAL TECHNICAL SYSTEMS, INC.

24007 Ventura Blvd. Suite 200

Calabasas, CA 93102

October 22, 2013

VIA EDGAR AND ELECTRONIC MAIL

John Reynolds.

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	National Technical Systems, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed October 9, 2013
File No. 001-34882

Dear Mr. Reynolds:

I am writing on behalf of National Technical Systems, Inc. (the “Company”) in response to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 21, 2013 (the “Comment Letter”) relating to the above-referenced Revised Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”).

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of the Company.

General

1. We note the disclosure added that as of the record date there were 11,714,729 shares of common stock outstanding. Please revise the fee calculation, which only reflected 11,697,729 shares of common stock outstanding or advise.

Response: The discrepancy was the result of additional share issuances between the date of the merger agreement and the record date as a result of stock option exercises. In the definitive proxy statement we will revise the shares in the fee calculation and pay the additional filing fee of $42.

2. We note your response to comment one from our letter dated October 7, 2013. Please provide us with a copy of the consent.

Response: Concurrent with the filing of this letter, we are supplementally providing the Staff with a copy of the consent of Houlihan Lokey Capital, Inc. to the inclusion of its opinion in the above referenced Proxy Statement.

Division of Corporation Finance

October 22, 2013

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In connection with responding to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:	/s/ Michael El-Hillow
Name:	Michael El-Hillow
Title:	Senior Vice President, Chief Financial Officer